Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center, 2 Queens Road

Central, Hong Kong

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre, 1 Harbour View Street

Central, Hong Kong

February 5, 2019

VIA EDGAR

Ms. Katherine Bagley

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Pinduoduo Inc. (CIK No. 0001737806)

Registration Statement on Form F-1 (File No. 333-229523)

Ladies and Gentlemen:

We hereby join Pinduoduo Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on February 7, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 2,792 copies of the Company’s preliminary prospectus dated February 5, 2019 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Raghav Maliah
Name:	Raghav Maliah
Title:	Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Celestina Milner
Name:	Celestina Milner
Title:	Executive Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Mandar Donde
Name:	Mandar Donde
Title:	Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Zhong Jin
Name:	Zhong Jin
Title:	Managing Director

[Signature Page to the Acceleration Request]